EXHIBIT 12.1

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Six Months Ended June 30,
	2008	2007
Income from continuing operations before taxes	$618	$1,082
Sub-total of fixed charges	160	156

Sub-total of adjusted income	778	1,238
Interest on annuities and financial products	1,262	1,243

Adjusted income base	$2,040	$2,481

Fixed Charges
Interest and debt expense	$150	$146
Portion of rent expense representing interest	10	10

Sub-total of fixed charges excluding interest on annuities and financial products	160	156
Interest on annuities and financial products	1,262	1,243

Total fixed charges	$1,422	$1,399

Ratio of sub-total of adjusted income to sub-total of fixed charges excluding interest on annuities and financial products	4.86	7.94
Ratio of adjusted income base to total fixed charges	1.43	1.77